FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

VIA EDGAR

John C. Grzeskiewicz, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Re:	Franklin Managed Trust (the “Registrant”)

(File Nos. 033-09994, 811-04894)

Dear Mr. Grzeskiewicz:

On behalf of the above-referenced Registrant, following are the responses to the Staff’s comments conveyed on January 25, 2010 with regard to Post-Effective Amendment Nos. 33/34 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2009 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended. Each comment is summarized below, followed by the Registrant’s response to the comment. The Franklin Rising Dividends Fund series of shares of the Registrant is hereinafter referred to as the “Fund.”

General Comments – Prospectus Fund Summary:

1.         Comment: In the headings to the two tables under the heading “Fees and Expenses of the Fund,” move the parenthetical italicized language, “(fees paid directly from your investment)”and“(expenses that you pay each year as a percentage of the value of your investment),” next to the bolded headings, “SHAREHOLDER FEES” and “ANNUAL FUND OPERATING EXPENSES,” respectively.

Response: The tables have been revised so that the parenthetical italicized language set forth above is now aligned on the left.

2.         Comment: With respect to the footnote to the Annual Fund Operating Expenses table under the heading “Fees and Expenses of the Fund” regarding the Franklin Templeton money fund management fee waiver, please confirm whether you believe this reduction is actually a fee waiver and whether it should be included in the table and as a footnote.

Response: Currently, the Fund invests its uninvested cash in an affiliated Franklin Templeton money market fund (“Sweep Money Fund”) in reliance on an exemptive order received by the Registrant from the SEC in January 1999 (as amended in July 2003) (the “Order”). In order to comply with the terms of the Order, Franklin Templeton reduces the advisory and/or administration fees to be paid by the Fund by any advisory fees and/or administration fees paid by the Sweep Money Fund on the Fund’s cash invested in the Sweep Money Fund. In essence, the investment manager is waiving its management and/or administration fees by the amount described above. This waiver is a permanent waiver so long as the Fund relies on the Order. Pursuant to Instruction 3(e) of Item 3 of Form N-1A, the Franklin Templeton money fund management fee waiver is permitted to be included in the Annual Fund Operating Expenses table. If a fee waiver is included in the table, Instruction 3(e) of Item 3 of Form N-1A requires certain descriptive information regarding the management fee waiver, which is set forth in the footnote referenced above. Therefore, we believe that the inclusion of the Franklin Templeton money fund management fee waiver and the above-referenced footnote in the Annual Fund Operating Expenses table is appropriate.

3.         Comment: In the Annual Fund Operating Expenses table under the heading “Fees and Expenses of the Fund,” the line item “Net annual Fund operating expenses after fee reduction” should be revised to read “Total annual Fund operating expenses after fee waiver [and/or expense reimbursement]” pursuant to Form N-1A (Instruction 3(e) to Item 3).

Response: The Annual Fund Operating Expenses table has been revised as requested.

4.         Comment: In the “Principal Investment Strategies” section, state that the Fund invests primarily in equity securities and indicate in which types of equity securities the Fund primarily invests. (E.g., “The Fund invests in equity securities, primarily common stocks and preferred stocks.”)

Response: The Principal Investment Strategies section of the Fund has been revised to include the requested disclosure.

5.         Comment: In the “Principal Investment Strategies” section for the Fund, consider describing how the portfolio managers of the Fund determine when and whether to sell portfolio securities.

Response: The investment manager of the Fund generally manages the assets of the Fund according to a “buy and hold” strategy. In fact, the Fund’s portfolio turnover is relatively low (less than 23%). Because the Fund’s focus is on long-term investing, the Prospectus was not revised to include this disclosure. However, as we discussed, in the event the Fund’s portfolio turnover were to exceed 125%, the Registrant will consider adding disclosure relating to any “sell” strategy.

6.         Comment: In the “Principal Investment Strategies” section, with respect to the general disclosure indicating that the Fund may have significant positions in particular sectors, without specific reference to which sectors, mention the particular sectors in which the Fund may invest and add risks applicable to those particular sectors in the “Principal Risks” section.

Response: The Fund discloses this strategy and the applicable general sector risk to alert investors to the fact that, from time to time, the Fund may invest a significant portion of its assets in a sector to the extent that the investment manager of the Fund believes that such investment of the Fund’s assets is an appropriate investment for the Fund in light of the current economic environment. It is not the strategy of the Fund to invest in a specific sector, except to the extent that current economic conditions may indicate to the investment manager that significant investment in a certain sector would be an appropriate investment opportunity for the Fund. The “Principal Investment Strategies” section of the Fund has been revised to clarify this strategy.

7.         Comment: In the “Performance” section, add 2009 performance for the Fund to the bar chart and table.

Response: The 2009 performance has been included in the Performance section.

8.         Comment: With respect to the parenthetical below the Average Annual Total Returns table in the “Performance” section, move the first sentence of the parenthetical up into the table as a parenthetical next to the name of the index. Delete the second sentence of the parenthetical.

Response: The Average Annual Total Returns table has been revised as requested.

9.         Comment: With respect to the footnotes below the Average Annual Total Returns table in the “Performance” section, delete all of the footnotes.

Response: The footnotes have been deleted as requested. However, with respect to the footnote that indicated that the performance of the Fund reflects sales charges in the Average Annual Total Returns table, we have added a parenthetical reflecting this disclosure in the header of the table.

Also, with respect to the footnotes that reflected that a class of shares of the Fund has historical performance based on the performance of an older class of shares (adjusted to reflect differences in sales charges and, if applicable, certain expenses), although we deleted the footnotes, we have added similar truncated disclosure as text under the Average Annual Total Returns table. We believe that this information is important to include in the Fund Summary to alert investors to the fact that all of the historical performance of a certain class is not the actual performance of that class, but is instead based, in whole or in part, on another class. We believe that the inclusion of this disclosure is important to give shareholders an accurate understanding of the performance of each class of shares and that omission of this disclosure may be misleading to shareholders.

Instruction 3(b) to Item 4 of Form N-1A, relating to a multiple class fund that offers a new class and separately presents the information for such new class, requires that the fund include the performance information for any other existing class for the first year the fund is offered and “[e]xplain in a footnote that the returns are for a class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.” We believe that it would follow that a fund that includes the historical performance of another class in another situation, such as the one described above, would also be expected to set forth a similar footnote explaining the basis for its historical returns that are based on another class’ performance.

10.       Comment: In the paragraph that follows the Average Annual Total Returns table in the “Performance” section that begins with “The after tax returns are shown only for Class A shares and are calculated . . .,” delete the phrase “are shown only for Class A shares and.”

Response: The paragraph has been revised as requested.

11.       Comment: In the “Portfolio Managers” section, for portfolio managers who are listed as portfolio managers of the Fund “since inception,” consider adding the year of inception in parentheses after “since inception.”

Response: The Registrant has added the numerical inception year in parentheses for portfolio managers who are listed as portfolio managers of the Fund “since inception.”

12.       Comment: In the “Purchase and Sale of Fund Shares” section, delete the second and third sentences of that paragraph, as they are not required or permitted by this Item.

Response: The paragraph has been revised as requested.

13.       Comment: With respect to the heading “Dividends, Capital Gains, and Taxes,” change the heading to read “Taxes” (i.e., delete “Dividends, Capital Gains, and”).

Response: The heading referenced has been revised as requested.

14.       Comment: In the “Payments to Broker-Dealers and Other Financial Intermediaries” section, consider changing the term “financial advisor” in the last sentence of that section to “salesperson.”

Response: The Registrant has historically used the term “financial advisor” in its registration statements, as well as in it sales literature and, therefore, to avoid confusion and conflicting document disclosure, the Registrant will retain the term “financial advisor.” Additionally, the Registrant notes that the term “financial advisor” provides a better description of how Fund shares are sold.

General Comments – Prospectus Fund Details:

15.       Comment: Indicate in the “Principal Investment Policies and Practices” section whether there are any ratings criteria that the Fund follows in investing in convertible securities.

Response: The disclosure has been revised as requested.

16.       Comment: Under “Management,” in the paragraph describing the advisory fees paid by the Fund, update such fees stated as of the fiscal year ended September 30, 2009.

Response: This information has been updated.

17.       Comment: Under “Management,” in the paragraph describing the advisory fees paid by the Fund, with respect to the Franklin Templeton money fund waiver, indicate how long the waiver will continue (e.g., “. . . for so long as the Fund relies on the exemptive order”).

Response: The Registrant has revised the disclosure to reflect that the waiver will continue for so long as the Fund relies on the Order.

18.       Comment: In the first paragraph under “Financial Highlights,” the last sentence states that “This information has been derived from the financial statements audited by . . .” This sentence should read “This information has been audited by . . .”

Response: The disclosure has been revised as requested.

19.       Comment: With respect to footnote (c) of the Class A Financial Highlights, please explain further in the Response to these Comments what the special dividend is and why it is not shown as a return of capital adjustment.

Response: Franklin Rising Dividends Fund did not have a return of capital.  Footnote (c) is referencing an amended treatment of a special dividend paid by Alberto-Culver.  In November 2006, Alberto-Culver paid a special distribution of $25 per share as part of the spin off of a new company, Sally Beauty.  Per company filings with the Commission, the special distribution was noted as being a dividend to the extent that Sally Beauty had accumulated earnings and profits as of its September 30, 2007 fiscal year end.  Therefore, the final tax treatment was subject to change.  Based on the information available, the Fund recorded this distribution as dividend income during the Fund’s September 30, 2007 fiscal year.  Footnote (d) indicates this event and the impact to the Fund’s net investment income per share.  In late 2008, Alberto-Culver issued a shareholder letter indicating that a portion ($13.0673) of the $25 per share special cash distribution was taxable as qualified dividends.  The remaining balance of $11.9327 per share was a return of capital distribution which reduced the adjusted cost basis of the Fund’s shares of Alberto-Culver and Sally Beauty.   Based on this new announcement from Alberto-Culver, the Fund reflected the reduction in income during the Fund’s September 30, 2009 fiscal year.

20.       Comment: Under the heading “Selling Shares,” and the sub-heading “Selling Recently Purchased Shares,” the sentence indicates that it may take “seven business days or more” for a check, draft or wire/electronic funds transfer to clear; however it is generally believed that it no longer takes more than seven business days for a check, draft or wire/electronic funds transfer to clear.

Response: This disclosure has been revised as requested.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Kristin Ives at (215) 564-8037, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ David P. Goss

David P. Goss, Esq.

Vice President

Franklin Managed Trust